CONSENT OF NICHOLAS WINER

November 9, 2021

To: United States Securities and Exchange Commission (the "SEC")

Re: Great Panther Mining Ltd. (the "Company") Registration Statement on Form F-10 (including any amendments thereto, the "Registration Statement")

I hereby consent to the use of my name and incorporation by reference into the Registration Statement of the scientific and technical information contained in the Company's Management's Discussion and Analysis for the three and nine months ended September 30, 2021.

This consent extends to any amendments to the Registration Statement, including any post-effective amendments.

Yours truly,

/s/ Nicholas Winer

Nicholas Winer, B.Sc. Hons, FAusIMM